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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number    1-9767
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(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                   December 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                   International Remote Imaging Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                9162 Eton Avenue
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Address of Principal Executive Office (Street and Number)


                              Chatsworth, CA 91311
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Registrant is unable to file its 1996 Annual Report on Form 10-K within the prescribed period of time because of the unusual effort required to obtain and integrate for the first time annual operational and other information from globally-dispersed locations in California, Texas, Massachusetts and the United Kingdom. Prior to the acquisitions made during 1996, the registrant's operations were limited to a single location in California.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Martin S. McDermut                    (818)              709-1244
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              (See "Attachments")
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                   International Remote Imaging Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 1, 1997               By  /s/ Martin S. McDermut
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                                         Martin S. McDermut, Vice President
                                         Finance and Administration and
                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                           Attachments to Form 12b-25


Date:  April 1, 1997    Commission File Number:  1-9767


PART IV - OTHER INFORMATION

        Net sales for the year ended December 31, 1996 increased to $20.6 million from $14.4 million, an increase of $6.2 million or 43% over the prior year. Pending completion of its annual audit, the Company expects to report a pretax loss of $10.9 million for the year ended December 31, 1996, as compared to a pretax loss of $1.5 million for the year ended December 31, 1995. The increase in the loss is due primarily to acquisition-related expenses and certain non-recurring charges. The Company has not yet determined its provision (benefit) for income taxes for 1996.

        The pretax loss for 1996 is largely attributable to $7.3 million of acquisition expenses for the purchase of the PowerGene genetic analyzer business from Perceptive Scientific Instruments, Inc. and $2.0 million of nonrecurring charges, primarily for the write-off of deferred offering costs, litigation expenses, restructuring charges and merger expenses. The pretax loss for 1996 also includes $800,000 for amortization of goodwill and other intangibles and $700,000 of interest expense resulting primarily from debt financing for the acquisition. The pretax loss for 1995 is largely attributable to $2.9 million of acquisition expenses for the purchase of in-process research and development for The White IRIS leukocyte differential analyzer from LDA Systems, Inc. The pretax loss for 1995 also includes $127,000 for amortization of intangibles and $43,000 of interest expense.

        Excluding these items, the Company would have had a pretax loss of approximately $100,000 for the year ended December 31, 1996, as compared to a pretax profit of approximately $1.6 million for the year ended December 31, 1995.

        The results of operations reported herein include (i) the results of operations of StatSpin, Inc. for all of 1995 and 1996 in accordance with the pooling-of-interests method of accounting and (ii) only five months of operation of the business acquired from Perceptive Scientific Instruments, Inc. in accordance with the purchase method of accounting. The Company acquired StatSpin, Inc. in February 1996 and the business of Perceptive Scientific Instruments, Inc. in July 1996.

        The information reported herein is subject to the final results of the Company's annual audit currently in progress.